UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

ITEM

  2Q23 Earnings Release
  Unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023.

1

CI&T Reports Solid Results in 2Q23

New York - August 18, 2023 /Business Wire/ - CI&T (NYSE: CINT, “Company”), a global digital specialist, today announces its results for the second quarter of 2023 (2Q23) and the six months ended on June 30, 2023 (6M23) in accordance with International Financial Reporting Standards (IFRS). For comparison purposes, we refer to the results for the second quarter of 2022 (2Q22) and six months ended on June 30, 2022 (6M22).

Second Quarter of 2023 (2Q23) Operating and Financial Highlights

●         Net Revenue was R$571.8 million, an increase of 8.9% compared to 2Q22 or a 9.2% growth at constant currency.

●         The number of clients with annual revenue above R$1 million in the last twelve months grew from 127  in 2Q22 to 183 in 2Q23.

●         Net Profit was R$47.8 million compared to R$26.0 million in 2Q22, a 84.0% increase year over year.

●         Adjusted EBITDA reached R$114.2 million, an increase of 13.8% over 2Q22, equivalent to an Adjusted EBITDA margin of 20.0%.

●         Adjusted Net Profit was R$63.1 million, 20.8% higher than 2Q22, with an Adjusted Net Profit margin of 11.0%.

Six months ended June 30, 2023 (6M23) Operating and Financial Highlights

●         Net Revenue was R$1,181.8 million, an increase of 16.2% compared to 6M22 or a 16.4% growth at constant currency.

●         Net Profit was R$100.2 million compared to R$55.2 million in 6M22, an 81.5% increase year over year.

●         Adjusted EBITDA reached R$230.7 million, a 24.8% growth year-over-year, equivalent to an Adjusted EBITDA margin of 19.5%.

●         Adjusted Net Profit was R$130.3 million, 42.0% higher than 6M22, with an Adjusted Net Profit margin of 11.0%.

●         Cash generated from operating activities was R$117.6 million in 6M23, compared to a cash consumption of R$87.1 million in 6M22.

Cesar Gon, founder and CEO of CI&T, commented, "CI&T has been fortunate to participate in the first chapter of the digital revolution, as the creators of the LEAN DIGITAL book of knowledge for digital transformation. Now, I feel blessed to guide CI&T in co-authoring the next chapter of this revolution: a digital world powered by Artificial Intelligence.

The challenge with these revolutionary moments is that they tend to thrive in the fertile environment of startups and digital natives, but it takes years to make a relevant impact in the brownfield setting of large enterprises. These advancements need time to become enterprise-ready. They must reach a level of maturity to be translated into customer value within a framework of reliability, security, and privacy.

So, this is our ambition, and this is CI&T's vision: to make Hyper Digital enterprise-ready. Early results are promising, and we are enthusiastic about the potential to significantly enhance productivity, improve quality, and accelerate progress. The realm of artificial intelligence presents a new array of exciting opportunities."

Comments on the 2Q23 financial performance

The net revenue was R$571.8 million in 2Q23, an increase of 8.9% compared to 2Q22, or a 9.2% net revenue growth at constant currency. The geographic revenue distribution for the second quarter of 2023 was 45% from North America, 40% from Latam, 10% from Europe and 5% from Asia Pacific. Regarding industry verticals, financial services and consumer goods remain our most relevant markets, while technology and telecommunications have grown and gained relevance in our portfolio of clients.

The cost of services provided in 2Q23 was R$374.2 million, a 9.6% increase compared to 2Q22, and the gross profit was R$197.6 million. The Adjusted Gross Profit in 2Q23 was R$211.4 million, 9.3% higher compared to 2Q22, and the Adjusted Gross Profit margin was 37.0%, an increase of 0.2 percentage points over  2Q22.

In 2Q23, selling, general and administrative (SG&A), and other operating expenses were R$120.0 million, 1.6% lower than in 2Q22, mainly attributed to non-recurring M&A expenses in 2022. Depreciation and amortization expenses totaled R$23.1 million in 2Q23, a decrease of 4.7%, explained by the reduction of real estate property leases. Amortization of intangible assets from acquired companies was R$11.3 million in 2Q23, fairly stable year over year.

In 2Q23, the Adjusted EBITDA was R$114.2 million, 13.8% higher than in 2Q22. Adjusted EBITDA margin was 20% in the quarter, an increase of 0.9 percentage point compared to 2Q22, mainly due to lower SG&A expenses as a percentage of revenue.

In 2Q23, net financial expenses were R$18.5 million, 5.4% higher than in 2Q22, mainly driven by higher debt position and interest rates, combined with a negative foreign exchange (FX) variation in the comparable period. In 2Q23, the reported net FX loss was R$6.2 million, while in 2Q22, it was a net FX gain of R$ 13.3 million.

In 2Q23, income tax expense was R$11.3 million, a reduction of 37.3% compared to 2Q22, mainly due to the amortization of goodwill for tax purposes. The income tax paid (cash effect) was R$11.9 million, equivalent to a cash tax rate of 20.1%.

2

The net profit was R$47.8 million in 2Q23, 84% higher than in 2Q22. Adjusted Net Profit was R$63.1 million, an increase of 20.8% compared to 2Q22. The Adjusted Net Profit margin increased by 1.0 percentage points, from 10.0% in 2Q22 to 11.0% in 2Q23, mainly as a result of the dilution of SG&A expenses and lower income tax expense.

Business Outlook

We expect our net revenue in the third quarter of 2023 to be at least R$545 million at constant currency (R$525 million on a reported basis), a 2% decline compared to 3Q22.

For the full year of 2023, we are updating our business outlook. We expect our net revenue growth to be in the range of 4.0% to 8.0% year-over-year, assuming a constant currency outlook (average FX rate of 5.17 BRL/USD in 2022). In addition, we estimate our Adjusted EBITDA margin to be at least 19% for the full year of 2023.

These expectations are forward-looking statements and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Share Repurchase Program

On May 17, 2023, the Board of Directors approved a share repurchase program, pursuant to which CI&T may repurchase up to 1.5 million of its outstanding class A common shares in the next 12 months. Such program is active and management expects to continue executing the share repurchase.

Conference Call Information
Cesar Gon, Bruno Guicardi, Stanley Rodrigues, and Eduardo Galvão will host a video conference call to discuss the 2Q23 financial and operating results on August 18, at 8:00 a.m. Eastern Time / 9:00 a.m. BRT. The earnings call can be accessed at the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://youtube.com/live/E1yCVDunv6w?feature=share

About CI&T

CI&T (NYSE:CINT) is a global digital specialist, a partner in AI powered digital transformation and efficiency for 100+ large enterprises and fast growth clients. As digital natives, CI&T brings a 28-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in nine countries with a nearshore delivery model, CI&T provides strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience and driving operational efficiency. Recognized by Forrester as a Leader in Modern Application Development Services, CI&T is the Employer of Choice for more than 6,200 professionals.

Basis of accounting and functional currency
CI&T maintains its books and records in Brazilian reais, the presentation currency for its unaudited condensed consolidated interim financial statements, and the functional currency of our operations in Brazil. CI&T prepares its unaudited condensed consolidated interim financial statements in accordance with IFRS, as issued by the IASB, and International Financial Reporting Standard No 34—Interim Financial Reporting (“IAS 34”).

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency, and Net Revenue Growth at Constant Currency, and should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of forward-looking Non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA to the most directly comparable IFRS measure because it is unable to reasonably predict the ultimate outcome of certain significant items without unreasonable efforts. These items include but are not limited to, stock-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS adjustments, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on IFRS-reported results for the guidance period.

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net Revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange average rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

3

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods herein, the adjustments applied were: (i) depreciation and amortization related to costs of services provided; and (ii) stock-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. For the periods herein, the adjustments were: (i) stock-based compensation expenses; (ii) government grants related to tax reimbursement in the Chinese subsidiary; and (iii) acquisition-related expenses, including present value adjustment on accounts payable for business combination, consulting expenses, and retention packages.

In calculating Adjusted Net Profit, we exclude components unrelated to the direct management of our services. For the periods herein, the adjustments applied were acquisition-related expenses, including amortization of intangible assets from acquired companies, present value adjustment on accounts payable for business combination, consulting expenses, and retention packages.

Cautionary Statement on Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: the statements under "Business outlook," including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to: the current and future impact of the COVID-19 pandemic, the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired companies; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's annual report on Form 20-F. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr

4

Unaudited condensed consolidated statement of profit or loss

(In thousands of Brazilian Reais)

	Quarter ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Net Revenue	571,832	525,015	1,181,824	1,016,887
Costs of services provided	(374,196)	(341,502)	(782,057)	(670,494)
Gross Profit	197,636	183,513	399,767	346,393

Selling expenses	(46,284)	(39,962)	(91,838)	(75,091)
General and administrative expenses	(71,939)	(78,390)	(143,161)	(143,311)
Impairment loss on trade receivables and contract assets	(132)	356	(1,737)	(710)
Other income (expenses) net	(1,662)	(3,969)	(1,337)	(4,484)
Operating expenses net	(120,017)	(121,965)	(238,073)	(223,596)

Operating profit before financial income and tax	77,619	61,548	161,694	122,797

Finance income	28,217	53,306	48,881	122,888
Finance cost	(46,699)	(70,839)	(87,332)	(157,133)
Net finance costs	(18,482)	(17,533)	(38,451)	(34,245)

Profit before Income tax	59,137	44,015	123,243	88,552

Current	(3,888)	(17,115)	(18,668)	(22,523)
Deferred	(7,410)	(901)	(4,353)	(10,807)
Total Income tax expense	(11,298)	(18,016)	(23,021)	(33,330)

Net profit for the period	47,839	25,999	100,222	55,222

Earnings per share
Earnings per share – basic (in R$)	0.36	0.20	0.75	0.42
Earnings per share – diluted (in R$)	0.35	0.20	0.73	0.42

5

Unaudited condensed consolidated statement of financial position

(In thousands of Brazilian Reais)

Assets	June 30, 2023	December 31, 2022	Liabilities and equity	June 30, 2023	December 31, 2022
Cash and cash equivalents	149,232	185,727	Suppliers and other payables	19,244	33,376
Financial Investments	35,811	96,299	Loans and borrowings	200,285	231,296
Trade receivables	467,731	501,671	Lease liabilities	19,945	21,539
Contract assets	218,391	217,250	Salaries and welfare charges	198,639	260,156
Recoverable taxes	22,401	7,619	Accounts payable for business combination acquired	40,583	71,650
Tax assets	8,267	2,959	Derivatives - hedge accounting	31,288	35,169
Derivatives - hedge accounting	29,090	19,637	Derivatives	-	4,109
Derivatives	15,024	11,194	Tax liabilities	6,630	3,890
Other assets	30,315	38,269	Other taxes payable	15,503	14,382
Total current assets	976,262	1,080,625	Contract liability	12,981	32,136
			Other liabilities	38,672	47,501
Recoverable taxes	3,676	3,624	Total current liabilities	583,770	755,204
Deferred tax assets	28,187	35,138
Judicial deposits	9,995	9,819	Loans and borrowings	663,069	742,935
Restricted cash - Escrow account and indemnity asset	30,842	31,552	Lease liabilities	32,317	41,269
Other assets	1,844	3,654	Provisions	12,079	12,347
Property, plant and equipment	46,373	55,266	Accounts payable for business combination acquired	126,785	133,299
Intangible assets and goodwill	1,673,996	1,750,898	Other liabilities	3,187	3,530
Right-of-use assets	46,816	56,187	Total non-current liabilities	837,437	933,380
Total non-current assets	1,841,729	1,946,138
			Equity
			Share capital	37	37
			Share premium	946,173	946,173
			Capital reserves	218,382	203,218
			Profit reserves	352,095	251,873
			Treasury stocks	(18,476)	-
			Other comprehensive income	(101,427)	(63,122)
			Total equity	1,396,784	1,338,179
Total assets	2,817,991	3,026,763	Total equity and liabilities	2,817,991	3,026,763

6

Unaudited condensed consolidated statement of cash flows

(In thousands of Brazilian Reais)

	June 30, 2023	June 30, 2022
Cash flows from operating activities
Net profit for the period	100,222	55,222
Adjustments for:
Depreciation and amortization	48,109	43,596
Gain/loss on the sale of property, plant and equipment, intangible assets and leases	195	2,025
Interest, monetary variation and exchange rate changes	44,071	14,397
Interest and exchange variation on accounts payable for business combinations	1,438	(6,420)
Exchange variation on escrow account related to Somo acquisition	-	2,668
Unrealized loss (gain) on financial instruments	(13,922)	314
Income tax expenses	23,021	33,330
Impairment losses on trade receivables and contract assets	1,737	710
(Reversal of) provision for labor risks	(268)	385
Stock-based plan	15,113	1,133
Income on financial investments	(629)	(651)
Present/fair value adjustment - accounts payable for business combination	4,509	5,123
Variation in operating assets and liabilities
Trade receivables	7,337	(74,260)
Contract assets	(8,603)	(88,256)
Recoverable taxes	(18,834)	(8,498)
Tax assets	935	(158)
Judicial deposits	(175)	(6,258)
Suppliers and other payables	(13,663)	(31,796)
Salaries and welfare charges	(59,154)	(27,461)
Tax liabilities	1,931	8,958
Other taxes payable	-	986
Contract liabilities	(18,060)	(3,058)
Other receivables and payables, net	2,325	(9,140)
Cash generated from (used in) operating activities	117,635	(87,109)
Income tax paid	(18,713)	(21,074)
Interest paid on loans and borrowings	(37,156)	(38,379)
Interest paid on lease	(2,153)	(3,174)
Income tax refund	2,495	-
Net cash from (used in) operating activities	62,108	(149,736)
Cash flows from investment activities:
Acquisition of property, plant and equipment and intangible assets	(8,265)	(15,520)
Acquisition of subsidiary net of cash acquired - Box 1824	-	(19,040)
Acquisition of subsidiary net of cash acquired - Somo	-	(247,764)
Escrow deposit (acquisition of Somo)	-	(23,061)
Cash outflow on hedge accounting settlement	-	16,134
Redemption of financial investments	56,996	514,394
Net cash from (used in) investment activities	48,731	225,143
Cash flows from financing activities:
Exercised stock options	532	8,785
Payment of lease liabilities	(12,290)	(12,576)
Proceeds from loans and borrowings	-	133,789
Settlement of derivatives	5,983	(656)
Payment of loans and borrowings	(76,992)	(244,384)
Payment of investment obligations	(43,184)	-
Repurchase of treasury shares	(18,476)	-
Net cash used in financing activities	(144,427)	(115,042)
Net decrease in cash and cash equivalents	(33,588)	(39,635)
Cash and cash equivalents as of January 1st	185,727	135,727
Exchange variation effect on cash and cash equivalents	(2,907)	8,098
Cash and cash equivalents as of June 30	149,232	104,190

7

Reconciliation of Non-IFRS financial measures to comparable IFRS financial measures

Reconciliation of revenue growth as reported on an IFRS basis to revenue growth on a constant currency basis:

Net Revenue (in BRL thousand)	2Q23	2Q22	Var. 2Q23 x 2Q22	6M23	6M22	Var. 6M23 x 6M22
Net Revenue	571,832	525,015	8.9%	1,181,824	1,016,887	16.2%
Net Revenue at Constant Currency	571,563	523,568	9.2%	1,192,471	1,024,655	16.4%

Net Revenue by industry (in BRL thousand)	2Q23	2Q22	Var. 2Q23 x 2Q22	6M23	6M22	Var. 6M23 x 6M22
Financial Services	159,031	161,662	-1.6%	333,814	317,987	5.0%
Consumer goods	121,993	119,650	2.0%	238,149	224,019	6.3%
Technology and telecommunications	104,127	69,895	49.0%	229,187	137,951	66.1%
Retail and industrial goods	68,099	75,167	-9.4%	143,913	148,389	-3.0%
Life sciences	64,387	67,835	-5.1%	127,668	130,728	-2.3%
Others	54,195	30,806	75.9%	109,093	57,813	88.7%
Total	571,832	525,015	8.9%	1,181,824	1,016,887	16.2%

Net Revenue by geography (in BRL thousand)	2Q23	2Q22	Var. 2Q23 x 2Q22	6M23	6M22	Var. 6M23 x 6M22
North America	256,880	219,304	17.1%	539,344	423,244	27.4%
Europe	58,951	48,160	22.4%	113,600	85,749	32.5%
LATAM (Latin America)	228,058	242,574	-6.0%	468,674	477,280	-1.8%
APJ (Asia, Pacific and Japan)	27,943	14,977	86.6%	60,206	30,614	96.7%
Total	571,832	525,015	8.9%	1,181,824	1,016,887	16.2%

Reconciliation of various income statement amounts from IFRS to non-IFRS measures for the three months ended June 30, 2023 and 2022 and six months ended June 30, 2023 and 2022 :

Gross Profit (in BRL thousand)	2Q23	2Q22	Var. 2Q23 x 2Q22	6M23	6M22	Var. 6M23 x 6M22
Net Revenue	571,832	525,015	8.9%	1,181,824	1,016,887	16.2%
Cost of Services	(374,196)	(341,502)	9.6%	(782,057)	(670,494)	16.6%
Gross Profit	197,636	183,513	7.7%	399,767	346,393	15.4%
Adjustments
Depreciation and amortization (cost of services provided)	8,722	10,295	-15.3%	18,132	19,614	-7.6%
Stock-based compensation	5,036	(361)	n.m	7,412	821	802.8%
Adjusted Gross Profit	211,394	193,447	9.3%	425,311	366,828	15.9%
Adjusted Gross Profit Margin	37.0%	36.8%	0.1p.p	36.0%	36.1%	-0.1p.p

Adjusted EBITDA (in BRL thousand)	2Q23	2Q22	Var. 2Q23 x 2Q22	6M23	6M22	Var. 6M23 x 6M22
Net profit for the period	47,839	25,999	84.0%	100,222	55,222	81.5%
Adjustments
Net financial cost	18,482	17,533	5.4%	38,451	34,245	12.3%
Income tax expense	11,298	18,016	-37.3%	23,021	33,330	-30.9%
Depreciation and amortization	23,056	24,205	-4.7%	48,109	43,596	10.4%
Stock-based compensation	9,719	(106)	n.m	15,112	1,133	1234.0%
Government grants	(137)	(115)	18.8%	(277)	(174)	59.6%
Acquisition-related expenses (1)	3,965	14,859	-73.3%	6,089	17,554	-65.3%
Adjusted EBITDA	114,222	100,391	13.8%	230,727	184,906	24.8%
Adjusted EBITDA Margin	20.0%	19.1%	0.9p.p	19.5%	18.2%	1.3p.p

(1)	Includes present value adjustment on accounts payable for business combination, consulting expenses and retention packages.

8

Net Profit (in BRL thousand)	2Q23	2Q22	Var. 2Q23 x 2Q22	6M23	6M22	Var. 6M23 x 6M22
Net profit for the period	47,839	25,999	84.0%	100,222	55,222	81.5%
Adjustments
Acquisition-related expenses (1)	15,274	26,255	-41.8%	30,110	36,578	-17.7%
Adjusted Net Profit (2)	63,113	52,254	20.8%	130,332	91,800	42.0%
Adjusted Net Profit Margin (2)	11.0%	10.0%	1.1p.p	11.0%	9.0%	2p.p

(1)	Includes amortization of intangible assets from acquired companies, present value adjustment on accounts payable for business combination, consulting expenses and retention packages.
(2)	Adjustments' amounts are gross of tax. Tax effects on non-IFRS adjustments totaled (R$1,195) thousand in 2Q23, (R$89) thousand in 2Q22, (R$2,777) thousand in 6M23 and (R$3,754) thousand in 6M22.

9

CI&T

Inc.

Unaudited condensed consolidated

interim financial statements

June 30, 2023

10

Content
Unaudited condensed consolidated statement of financial position	12
Unaudited condensed consolidated statement of profit or loss	13
Unaudited condensed consolidated statement of other comprehensive income	14
Unaudited condensed consolidated statement of changes in equity	15
Unaudited condensed consolidated statement of cash flows	16
Notes to the unaudited condensed consolidated interim financial statements	17

11

CI&T Inc.

Unaudited condensed consolidated statement of financial position as of June 30, 2023 and December 31, 2022

(In thousands of Brazilian Reais - R$)

Assets	Note	June 30, 2023	December 31, 2022	Liabilities and equity	Note	June 30, 2023	December 31, 2022
Cash and cash equivalents	7.1	149,232	185,727	Suppliers and other payables		19,244	33,376
Financial investments	7.2	35,811	96,299	Loans and borrowings	12	200,285	231,296
Trade receivables	8	467,731	501,671	Lease liabilities	11.b	19,945	21,539
Contract assets	19	218,391	217,250	Salaries and welfare charges	13	198,639	260,156
Recoverable taxes		22,401	7,619	Accounts payable for business combination acquired	14	40,583	71,650
Tax assets		8,267	2,959	Derivatives - hedge accounting	24.1	31,288	35,169
Derivatives - hedge accounting	24.1	29,090	19,637	Derivatives	24.3	-	4,109
Derivatives	24.3	15,024	11,194	Tax liabilities		6,630	3,890
Other assets		30,315	38,269	Other taxes payable		15,503	14,382
				Contract liability		12,981	32,136
Total current assets		976,262	1,080,625	Other liabilities		38,672	47,501
Recoverable taxes		3,676	3,624	Total current liabilities		583,770	755,204
Deferred tax assets		28,187	35,138
Judicial deposits	15	9,995	9,819	Loans and borrowings	12	663,069	742,935
Restricted cash - Escrow account and indemnity asset		30,842	31,552	Lease liabilities	11.b	32,317	41,269
Other assets		1,844	3,654	Provisions	15	12,079	12,347
Property, plant and equipment	9	46,373	55,266	Accounts payable for business combination acquired	14	126,785	133,299
Intangible assets and goodwill	10	1,673,996	1,750,898	Other liabilities		3,187	3,530
Right-of-use assets	11.a	46,816	56,187
				Total non-current liabilities		837,437	933,380
Total non-current assets		1,841,729	1,946,138
				Equity	18
				Share capital		37	37
				Share premium		946,173	946,173
				Treasury share reserve		(18,476)	-
				Capital reserves		218,382	203,218
				Profit reserves		352,095	251,873
				Other comprehensive income		(101,427)	(63,122)
				Total equity		1,396,784	1,338,179
Total assets		2,817,991	3,026,763	Total equity and liabilities		2,817,991	3,026,763

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

12

CI&T Inc.

Unaudited condensed consolidated statement of profit or loss

For the three-month and six-month periods ended on June 30, 2023 and 2022

(In thousands of Brazilian Reais – R$)

	Note	Six month ended June 30, 2023	Three month ended June 30, 2023	Six month ended June 30, 2022	Three month ended June 30, 2022
Net revenue	19	1,181,824	571,832	1,016,887	525,015
Costs of services provided	20	(782,057)	(374,196)	(670,494)	(341,502)
Gross profit		399,767	197,636	346,393	183,513
Selling expenses	20	(91,838)	(46,284)	(75,091)	(39,962)
General and administrative expenses	20	(143,161)	(71,939)	(143,311)	(78,390)
Impairment loss on trade receivables and contract assets	20	(1,737)	(132)	(710)	356
Other expenses	20	(1,337)	(1,662)	(4,484)	(3,969)
Operating expenses net		(238,073)	(120,017)	(223,596)	(121,965)
Operating profit before financial income and tax		161,694	77,619	122,797	61,548
Finance income	21	48,881	28,217	122,888	53,306
Finance cost	21	(87,332)	(46,699)	(157,133)	(70,839)
Net finance costs		(38,451)	(18,482)	(34,245)	(17,533)
Profit before income tax		123,243	59,137	88,552	44,015
Current		(18,668)	(3,888)	(22,523)	(17,115)
Deferred		(4,353)	(7,410)	(10,807)	(901)
Total income tax expense		(23,021)	(11,298)	(33,330)	(18,016)
Net profit for the period		100,222	47,839	55,222	25,999
Earnings per share
Earnings per share – basic (in R$)	23	0.75	0.36	0.42	0.20
Earnings per share – diluted (in R$)	23	0.73	0.35	0.42	0.20

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

13

CI&T Inc.

Unaudited condensed consolidated statement of other comprehensive income

For the three-month and six-month periods ended on June 30, 2023 and 2022

(In thousands of Brazilian Reais – R$)

	Note	Six month ended June 30, 2023	Three month ended June 30, 2023	Six month ended June 30, 2022	Three month ended June 30, 2022
Net profit for the period		100,222	47,839	55,222	25,999
Other comprehensive income (OCI):
Item that are or may be reclassified subsequently to profit or loss
Exchange variation in foreign investments		(51,639)	(36,094)	(69,688)	23,687
Cash flow hedges - effective portion of changes in fair value	24.2.a.1	13,334	7,156	(39,735)	(4,011)
Total comprehensive income (loss) for the period		61,917	18,901	(54,201)	45,675
Total comprehensive income (loss) attributed to
Owners of the Company		61,917	18,901	(54,201)	45,675
Total comprehensive income (loss) for the period		61,917	18,901	(54,201)	45,675

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

14

CI&T Inc.

Unaudited condensed consolidated statement of changes in equity

For the six-month periods ended on June 30, 2023 and 2022

(In thousands of Brazilian Reais – R$)

						Profit reserves
	Notes	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Retained earnings	Other comprehensive income	Total equity
Balances as of December 31, 2021		36	915,947	-	10,105	125,957	-	37,250	1,089,295
Net profit for the period		-	-	-	-	-	55,222	-	55,222
Exchange variation in foreign investments		-	-	-	-	-	-	(69,688)	(69,688)
Cash flow hedges – effective portion of changes in fair value	24.2.a.1	-	-	-	-	-	-	(39,735)	(39,735)
Total comprehensive income for the period		-	-	-	-	-	55,222	(109,423)	(54,201)
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Issues to ordinary shares related to business combinations (Somo)	18.b	-	14,037	-	-	-	-	-	14,037
Equity settled share-based compensation – Vested immediately (Box)		-	-	-	4,124	-	-	-	4,124
Exercise of share options	17	1	-	-	8,893	-	-	-	8,894
Stock-based compensation	17	-	-	-	674	-	-	-	674
Total contributions and distribution and constitution of reserves		1	14,037	-	13,691	-	-	-	27,729
Balances as of June 30, 2022		37	929,984	-	23,796	125,957	55,222	(72,173)	1,062,823
Balances as of December 31, 2022		37	946,173	-	203,218	251,873	-	(63,122)	1,338,179
Net profit for the period		-	-	-	-	-	100,222	-	100,222
Exchange variation in foreign investments		-	-	-	-	-	-	(51,639)	(51,639)
Cash flow hedges - effective portion of changes in fair value	24.2.a.1	-	-	-	-	-	-	13,334	13,334
Total comprehensive income for the period		-	-	-	-	-	100,222	(38,305)	61,917
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	18.c	-	-	(18,476)	-	-	-	-	(18,476)
Equity settled stock options	17	-	-	-	5,117	-	-	-	5,117
Equity settled restricted stock units	17	-	-	-	8,979	-	-	-	8,979
Equity settled incentive stock options	17	-	-	-	65	-	-	-	65
Restricted stock units exercised	17	-	-	-	471	-	-	-	471
Share options exercised	17	-	-	-	532	-	-	-	532
Total contributions and distribution and constitution of reserves		-	-	(18,476)	15,164	-	-	-	(3,312)
Balances as of June 30, 2023		37	946,173	(18,476)	218,382	251,873	100,222	(101,427)	1,396,784

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

15

CI&T Inc.

Unaudited condensed consolidated statement of cash flows

For the six-month periods ended on June 30, 2023 and 2022

(In thousands of Brazilian Reais – R$)

	Notes	June 30, 2023	June 30, 2022
Cash flows from operating activities
Net profit for the period		100,222	55,222
Adjustments for:
Depreciation and amortization	9, 10, 11	48,109	43,596
Gain/loss on the sale of property, plant and equipment, intangible assets and leases	9, 10, 11, 12	195	2,025
Interest, monetary variation and exchange rate changes		44,071	14,397
Interest and exchange variation on accounts payable for business combinations		1,438	(6,420)
Exchange variation on escrow account related to Somo acquisition		-	2,668
Unrealized loss (gain) on financial instruments		(13,922)	314
Income tax expenses		23,021	33,330
Impairment losses on trade receivables and contract assets	8, 19	1,737	710
(Reversal of) provision for labor risks	15	(268)	385
Stock-based plan	17.b	15,113	1,133
Income on financial investments		(629)	(651)
Present/fair value adjustment - accounts payable for business combination	12	4,509	5,123
Variation in operating assets and liabilities
Trade receivables		7,337	(74,260)
Contract assets		(8,603)	(88,256)
Recoverable taxes		(18,834)	(8,498)
Tax assets		935	(158)
Judicial deposits		(175)	(6,258)
Suppliers and other payables		(13,663)	(31,796)
Salaries and welfare charges		(59,154)	(27,461)
Tax liabilities		1,931	8,958
Other taxes payable		-	986
Contract liabilities		(18,060)	(3,058)
Other receivables and payables, net		2,325	(9,140)
Cash generated from (used in) operating activities		117,635	(87,109)
Income tax paid		(18,713)	(21,074)
Interest paid on loans and borrowings	12	(37,156)	(38,379)
Interest paid on lease	12	(2,153)	(3,174)
Income tax refund		2,495	-
Net cash from (used in) operating activities		62,108	(149,736)
Cash flows from investment activities
Acquisition of property, plant and equipment and intangible assets	9, 10	(8,265)	(15,520)
Acquisition of subsidiary net of cash acquired - Somo		-	(247,764)
Acquisition of subsidiary net of cash acquired – Box		-	(19,040)
Escrow deposit (acquisition of Somo)		-	(23,061)
Cash outflow on hedge accounting settlement	6.2	-	16,134
Redemption of financial investments	6.2	56,996	514,394
Net cash from investment activities		48,731	225,143
Cash flows from financing activities
Exercised stock options		532	8,785
Payment of lease liabilities	12	(12,290)	(12,576)
Proceeds from loans and borrowings	12	-	133,789
Settlement of derivatives	12	5,983	(656)
Payment of loans and borrowings	12	(76,992)	(244,384)
Payment of investment obligations	14	(43,184)	-
Repurchase of treasury shares	18.c	(18,476)	-
Net cash used in financing activities		(144,427)	(115,042)
Net decrease in cash and cash equivalents		(33,588)	(39,635)
Cash and cash equivalents as of January 1st		185,727	135,727
Exchange variation effect on cash and cash equivalents		(2,907)	8,098
Cash and cash equivalents as of June 30		149,232	104,190

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

16

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

Notes to the unaudited condensed consolidated interim financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1            Reporting Entity

CI&T Inc. (“CI&T” and/or “Company”), is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding Company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil and other countries. The Company’s subsidiaries are mainly engaged in the development of customizable software through implementation of software solutions, including machine learning, artificial intelligence (AI), analytics, cloud migration and mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

2            Business combination

During 2022, the Company acquired several businesses for which we engaged independent valuation experts to assist in determining the fair value of the assets acquired and liabilities assumed and related deferred income tax impacts.

The summary of the prior period acquisitions on each acquisition date is as follows:

Companies	Somo	Box 1824	Transpire	Ntersol
Acquisition/closing date	January 27, 2022	June 1, 2022	September 1, 2022	November 1, 2022
Cash, net of cash acquired in business combination	247,764	19,040	55,724	400,137
Cash acquired in business combination	98,701	1,728	5,397	17,870
Other adjustments	(5,688)	-	(729)	-
Cash transferred	340,777	20,768	60,392	418,007
Restricted cash in escrow account	23,061	-	-	-
Earn-out	59,868	-	-	-
Contingent consideration - Retained amount	9,671	8,871	-	75,096
Class A common shares issued	14,037	-	16,189	-
Stock-based payment – vested immediately (i)	-	4,124	-	170,774
Other	-	974	-	-
Price Adjustment	-	(558)	729	5,993
Total consideration transferred at the acquisition date	447,414	34,179	77,310	669,870
Total identifiable net assets acquired	(130,235)	(12,654)	(8,115)	(201,496)
Goodwill	317,179	21,525	69,195	468,374

(i)	Refers to the purchase price to be paid in common shares in connection with business combination, but considered as vested immediately at each acquisition date, and the amount was measured at fair value on the same date.

17

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

3            Basis of accounting

These unaudited condensed consolidated interim financial statements for the six-months ended June 30, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2022. This financial information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The issuance of these unaudited condensed consolidated interim financial information were authorized by the Company’s Management and Audit Committee on August 16, 2023.

4            Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Brazilian Reais (“R$”), which is the Company's functional currency. All balances are rounded to the nearest thousands, except when otherwise indicated.

The main exchange rates used in the preparation of the Company's financial statements are Brazilian Reais, US dollar (“US$”), Euro, Australian dollar (“AU$”), Pound sterling (“£”), Yen, Chinese Yuan and Colombian Peso as the Company’s subsidiaries have their functional currencies.

5            Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of the Company's accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

a.           Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has established a control framework with respect to the measurement of fair value. This includes the review of significant fair value measurements, significant unobservable data and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from third parties to support the conclusion that such valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as much as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

  Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
  Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
18

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the changes have occurred.

The significant information about the assumptions made in measuring fair values used by Management were the same as those described in the last annual financial statements.

6            Change in accounting policy

Except as described below, the accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2022.

(i)     Deferred tax related to assets and liabilities arising from a single transaction

The Group has adopted ‘Deferred tax related to assets and liabilities arising from a single transaction – Amendments to IAS 12 – Income Tax’ from 1 January 2023. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. For leases and decommissioning liabilities, an entity is required to recognize the associated deferred tax assets and liabilities from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all transactions, an entity applies the amendments to transactions that occur after the beginning of the earliest period presented.

The Group previously accounted for deferred tax on leases applying the integrally linked approach, resulting in a similar outcome to the amendments, except that the deferred tax asset or liability was recognized on a net basis. Following the amendments, the Group has recognized a separate deferred tax asset in relation to its lease liabilities and deferred tax liability in relation to its right-of-use assets. However, there was no impact on the statement of financial position because the balances qualify for offset under paragraph 74 of IAS 12. There was also no impact on the opening retained earnings as of 1 January 2022 as a result of the change. As of June 30, 2023, the amount of deferred tax assets is R$ 32,909 (R$ 29,637 as of December 31, 2022) and deferred tax liabilities is R$ 30,314 (R$ 27,025 as of December 31, 2022).

The change in accounting policy will also be reflected in the Group’s consolidated financial statements as at and for the year ending 31 December 2023.

7            Cash and cash equivalents and financial investments

7.1               Cash and cash equivalents

.	June 30, 2023	December 31, 2022
Cash and cash equivalents	91,401	127,263
Short-term financial investments	57,831	58,464
Total	149,232	185,727

Short-term financial investments are represented by fixed income securities, with interest rates ranging from 101% to 101.5% on June 30, 2023 (101% to 102% as of December 31, 2022) of the changes of Interbank Deposit Certificate (CDI) variation which (i) Management expects to use for short-term commitments; (ii) present daily liquidity; and (iii) are readily convertible into a known amount of cash, subject to an insignificant risk of change in value.

19

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

7.2               Financial investments

.	June 30, 2023	December 31, 2022
Financial investments	35,811	96,299
Total	35,811	96,299

The changes in the balances are as follows:

Balance as of January 1, 2023	96,299
Effect of movements in exchange rates	(3,813)
Income on financial investments	321
Redemption of financial investments (i)	(56,996)
Balance as of June 30, 2023	35,811

Balance as of January 1, 2022	798,786
Effect of movements in exchange rates	(15,604)
Income on financial investments	651
Redemption of financial investments (ii)	(514,395)
Hedge accounting realization	(16,134)
Balance as of June 30, 2022	253,304

(i)	Amounts used in short-term commitments.
(ii)	Amounts used in payments for bunisesses combination acquired and for short-term commitments.

As of June 30, 2023 the balance of R$ 35,811 (R$ 96,299 as of December 31, 2022) is allocated between an interest-bearing account and time deposits. Both instruments are in US$ and £, and they bear interest rates ranging from 0.5% to 5.1% p.a. (from 0.57% to 4.2% p.a. on December 31, 2022), and such accounts present immediate liquidity. The Company holds US$ and £ amounts for short-term commitments in the same currencies. A foreign currency exposure arises from these financial investments held in US$ and £, since the amount may be subject to a significant exchange rate variation once translated to R$.

20

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

8            Trade receivables

The balances of trade receivables are presented, as follows:

	June 30, 2023	December 31, 2022
Trade receivables - Dollar denominated – from US customers	310,911	304,693
Trade receivables - Reais denominated – from Brazilian customers	110,335	133,582
Trade receivables - from other customers	48,367	64,049
(-) Expected credit losses	(1,882)	(653)
Trade receivables, net	467,731	501,671

The balances of trade receivables by maturity date are as follows:

	June 30, 2023		December 31, 2022
	Trade receivables	(-) Expected credit losses	Trade receivables	(-) Expected credit losses
Not due	435,909	(318)	458,802	(146)
Overdue:
from 1 to 60 days	28,986	(1,211)	36,995	(261)
61 to 360 days	4,591	(226)	6,140	(119)
over 360 days	127	(127)	387	(127)
Total	469,613	(1,882)	502,324	(653)

The movement of impairment loss on trade receivables is as follows:

Balance as of January 1, 2023	(653)
Provision	(2,520)
Reversal	1,285
Exchange variation	6
Balance as of June 30, 2023	(1,882)
Balance as of January 1, 2022	(1,059)
Provision	(449)
Reversal	348
Write-off	655
Exchange variation	191
Balance as of June 30, 2022	(314)

9            Property, plant and equipment

	June 30, 2023	December 31, 2022
IT equipment	32,208	37,963
Furniture and fixtures	3,875	5,064
Leasehold improvements	10,290	12,226
Property, plant and equipment in progress	-	13
Total	46,373	55,266

21

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

The changes in the balances are as follows:

	IT equipment	Furniture and fixtures	Leasehold improvements	In progress	Total
Cost:
Balance as of January 1, 2022	63,640	13,869	30,915	157	108,581
Exchange rate changes	(1,181)	(287)	(525)	-	(1,993)
Addition due to business combination	2,356	53	-	-	2,409
Additions	13,682	240	26	79	14,027
Disposals	(4,385)	(469)	(5,096)	(19)	(9,969)
Transfers	6	-	190	(196)	-
Balance as of June 30, 2022	74,118	13,406	25,510	21	113,055
Balance as of December 31, 2022	75,547	10,308	21,498	13	107,366
Exchange rate changes	(789)	(307)	(586)	-	(1,682)
Additions	3,265	34	-	78	3,377
Disposals	(203)	(1,705)	(637)	(1)	(2,546)
Transfers	-	-	90	(90)	-
Balance as of June 30, 2023	77,820	8,330	20,365	-	106,515
Depreciation:
Balance as of January 1, 2022	(28,410)	(7,586)	(14,864)	-	(50,860)
Exchange rate changes	632	103	150	-	885
Additions	(7,899)	(705)	(1,682)	-	(10,286)
Disposals	2,797	642	4,729	-	8,168
Balance as of June 30, 2022	(32,880)	(7,546)	(11,667)	-	(52,093)
Balance as of December 31, 2022	(37,584)	(5,244)	(9,272)	-	(52,100)
Exchange rate changes	563	140	244	-	947
Additions	(8,763)	(546)	(1,676)	-	(10,985)
Disposals	172	1,195	629	-	1,996
Balance as of June 30, 2023	(45,612)	(4,455)	(10,075)	-	(60,142)
Balance as of:
December 31, 2022	37,963	5,064	12,226	13	55,266
June 30, 2023	32,208	3,875	10,290	-	46,373

10           Intangible assets

	June 30, 2023	December 31, 2022
Software	5,119	5,641
Internally developed software	3,384	4,059
Software in progress	5,025	1,032
Customer relationship	257,875	288,943
Non-compete agreement	9,349	10,865
Brands	5,265	7,464
Subtotal	286,017	318,004
Goodwill	1,387,979	1,432,894
Total	1,673,996	1,750,898

22

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

Goodwill arising from the following acquisitions:

	June 30, 2023	December 31, 2022
CI&T IN Software (i)	2,871	2,871
CI&T Japan (ii)	849	1,007
Comrade(i) (ii)	16,964	18,367
Dextra (i)	595,721	595,721
Somo(ii)	254,148	260,466
Box 1824 (i)	21,525	21,525
Transpire (ii)	57,685	63,702
Ntersol(ii)	438,216	469,235
Total	1,387,979	1,432,894

(i)	Merged subsidiaries.
(ii)	Goodwill recorded in foreign currency, being subject to exchange variation at each reporting date.

The change in the balances of intangible assets as follows:

	Network software	Internally developed software	Software in progress	Customer relationship	Non-compete agreement	Brands	Goodwill	Total
Cost:
Balance as of January 1, 2022	11,942	16,581	391	88,961	13,462	20,501	619,469	771,307
Exchange rate changes	(43)	-	-	-	-	-	(54,265)	(54,308)
Additions	783	-	725	55,969	-	13,282	338,704	409,463
Write-off	(788)	-	(32)	-	-	-	-	(820)
Transfers	50	192	(242)	-	-	-	-	-
Balance as of June 30, 2022	11,944	16,773	842	144,930	13,462	33,783	903,908	1,125,642
Balance as of December 31, 2022	15,186	18,586	1,032	313,259	13,462	33,798	1,432,894	1,828,217
Exchange rate changes	(317)	1	-	(11,889)	-	(1)	(50,011)	(62,217)
Additions	558	-	4,330	-	-	-	5,096	9,984
Disposals	(1)	(4)	-	-	-	-	-	(5)
Transfers	-	337	(337)	-	-	-	-	-
Balance as of June 30, 2023	15,426	18,920	5,025	301,370	13,462	33,797	1,387,979	1,775,979
Amortization:
Balance as of January 1, 2022	(9,543)	(12,670)	-	(4,766)	435	(5,960)	-	(32,504)
Exchange rate changes	68	-	-	-	-	-	-	68
Additions	(514)	(934)	-	(8,693)	(1,516)	(8,815)	-	(20,472)
Write-off	748	-	-	-	-	-	-	748
Balance as of June 30, 2022	(9,241)	(13,604)	-	(13,459)	(1,081)	(14,775)	-	(52,160)
Balance as of December 31, 2022	(9,545)	(14,527)	-	(24,316)	(2,597)	(26,334)	-	(77,319)
Exchange rate changes	71	-	-	795	-	-	-	866
Additions	(834)	(1,009)	-	(19,974)	(1,516)	(2,197)	-	(25,530)
Disposals	1	-	-	-	-	(1)	-	-
Transfers	-	-	-	-	-	-	-	-
Balance as of June 30, 2023	(10,307)	(15,536)	-	(43,495)	(4,113)	(28,532)	-	(101,983)
Balance at:
December 31, 2022	5,641	4,059	1,032	288,943	10,865	7,464	1,432,894	1,750,898
June 30, 2023	5,119	3,384	5,025	257,875	9,349	5,265	1,387,979	1,673,996

23

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

Impairment test – Goodwill

For the six-month ended June 30, 2023, Management did not identify factors that could significantly change the assumptions used in the annual impairment analysis and, therefore, did not identify any indicator of impairment of intangible assets and goodwill.

11            Leases

            Right-of-use assets

.	June 30, 2023	December 31, 2022
Properties	40,361	48,415
Vehicles	6,455	7,772
Total	46,816	56,187

The Group applies the short-term lease recognition exemption to its short-term leases of properties (those leases that have a lease term of 12 months or less). It also applies the low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis. The remained rental expenses for the period totaled R$ 3,393 as of June 30, 2023 (R$ 3,335 as of June 30, 2022).The changes to balances of the right-of-use are:

	Properties	Vehicles	IT equipment	Total
Cost:
Balance as of January 1, 2022	107,640	6,372	851	114,863
Additions due to business combination	6,800	-	-	6,800
Exchange rate changes	(2,868)	-	-	(2,868)
Additions	4,018	5,550	-	9,568
Derecognition of right-of-use assets	(1,189)	(870)	-	(2,059)
Balance on June 30, 2022	114,401	11,052	851	126,304
Balance as of December 1, 2022	90,587	12,198	-	102,785
Exchange rate changes	(4,079)	-	-	(4,079)
Additions	4,695	1,930	-	6,625
Derecognition of right-of-use assets	(4,643)	(2,548)	-	(7,191)
Balance on June 30, 2023	86,560	11,580	-	98,140
Depreciation:
Initial amount on January 1, 2022	(38,200)	(2,199)	(638)	(41,037)
Exchange rate changes	770	-	-	770
Depreciation	(11,275)	(1,421)	(142)	(12,838)
Derecognition of right-of-use assets	-	799	-	799
Balance on June 30, 2022	(48,705)	(2,821)	(780)	(52,306)
Balance on December 31, 2022	(42,172)	(4,426)	-	(46,598)
Exchange rate changes	2,027	-	-	2,027
Depreciation	(9,547)	(2,047)	-	(11,594)
Derecognition of right-of-use assets	3,493	1,348	-	4,841
Balance on June 30, 2023	(46,199)	(5,125)	-	(51,324)
Net balance at:
December 31, 2022	48,415	7,772	-	56,187
June 30, 2023	40,361	6,455	-	46,816

24

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

b.           Lease liabilities

	Average discount rate (per year)	June 30, 2023	December 31, 2022
Properties	7.30% (2022: 8.26%)	45,297	54,369
Vehicles	17.09% (2022: 16.63%)	6,965	8,439
Total		52,262	62,808
Current		19,945	21,539
Non-current		32,317	41,269
Total		52,262	62,808

The change in lease liabilities is disclosed in the reconciliation of change in liabilities to cash flows in note 12.

12           Loans and borrowings

Loans and borrowings operations can be summarized as follows:

	Currency	Average interest rate(%)	Year of maturity	June 30, 2023	December 31, 2022
Itaú(ii)	USD	4.86% p.a.	2023	50,339	53,500
Citibank(ii)	USD	4.06% p.a. / 2.28% p.a.	2023	-	14,937
Bradesco(i)	BRL	CDI + 1.10% p.a.	2023	-	1,669
Citibank(ii)	USD	3.80% p.a.	2023	-	10,191
Bradesco(ii)	USD	3.98% p.a.	2023	-	15,183
Bradesco(i)	BRL	CDI + 1.75% p.a.	2026	270,021	296,774
Citibank(i)	USD	Libor 3 months rate + 2.07%	2026	129,881	129,701
Santander(ii)	USD	5.02% p.a.	2026	93,408	111,106
Citibank(ii)	USD	SOFR 2.79% p.a.	2027	193,207	209,193
HSBC(ii)	USD	SOFR 2.90% p.a.	2027	126,498	131,977
Total				863,354	974,231

Current	200,285	231,296
Non-current	663,069	742,935
Total	863,354	974,231

(i)	Export credit note - NCE: Refers to financing to export software development services.
(ii)	Advance on Foreign Exchange Contract (ACC).

25

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

The principal balances of long-term loans and borrowings as of June 30, 2023, mature as follows:

2024	113,517
2025	231,572
2026	221,596
2027	96,384
Non-current liabilities	663,069

The reconciliation of change in liabilities to cash flows arising from financing activities is shown below:

	Liabilities			Net Equity	Total
	Loans and borrowings	Leases (note 11.b)	Accounts payable for business combination acquired (note 14)	Reserves
Balance as of December 31, 2022	974,231	62,808	204,949	1,401,264	2,643,252
Changes in cash flow from financing activities
Payments of liabilities	(76,992)	(12,290)	(43,184)	-	(132,466)
Proceeds from exercise of share options	-	-	-	532	532
Repurchase of treasury shares	-	-	-	(18,476)	(18,476)
Settlement of derivatives	5,983	-	-	-	5,983
Total changes in cash flow from financing activities	(71,009)	(12,290)	(43,184)	(17,944)	(144,427)
Exchange rate changes	(34,448)	(2,277)	(7,535)	-	(44,260)
Other changes - liabilities
New leases	-	6,625	-	-	6,625
Interest expenses	41,288	2,259	-	-	43,547
Present/fair value adjustment	-	-	4,509	-	4,509
Interest paid	(37,156)	(2,153)	-	-	(39,309)
Other borrowing/lease costs	(9,552)	-	-	-	(9,552)
Lease write-offs	-	(2,710)	-	-	(2,710)
Other changes liabilities	-	-	8,629	-	8,629
Total other changes - liabilities	(5,420)	4,021	13,138	-	11,739
Total other changes - equity	-	-	-	133,330	133,330
Balance as of June 30, 2023	863,354	52,262	167,368	1,516,650	2,599,634

26

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

	Liabilities		Net Equity	Total
	Loans and borrowings	Leases	Reserves
Balance as of January 1, 2022	788,709	81,888	1,052,042	1,922,639
Changes in cash flow from financing activities
Proceeds from loans and borrowings	133,789	-	-	133,789
Loan and borrowings payments, and lease payments	(244,384)	(12,576)	-	(256,960)
Proceeds from exercise of share options	-	-	8,893	8,893
Settlement of derivatives	(656)	-	-	(656)
Additions due to business combination	-	-	(108)	(108)
Total changes in financing cash flows	(111,251)	(12,576)	8,785	(115,042)
Effect of changes in exchange rates	4,466	(2,200)	(1)	2,265
Other changes - related to liabilities
Additions due to business combination	34,481	6,800	108	41,389
New leases	-	9,568	-	9,568
Interest expense	32,823	4,233	-	37,056
Interest paid	(38,379)	(3,174)	-	(41,553)
Other borrowing/lease costs	(38,263)	(195)	-	(38,458)
Settlement of derivatives	656	-	-	656
Lease write-offs	-	(1,108)	-	(1,108)
Total other changes related to liabilities	(8,682)	16,124	108	7,550
Total other changes related to equity	-	-	74,025	74,025
Balance as of June 30, 2022	673,242	83,236	1,134,959	1,891,437

Loans and borrowings covenants

The loans and borrowings are subject to covenants, which establish the early maturity of debts. Early maturity of the loans could be caused by:

  Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, without prior consent from the creditor;
  Some of the debt contracts held by the Group include covenants that demand the maintenance of specific ratios, such as the Net Debt to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) ratio.

The Group has complied with these covenants as of June 30, 2023 and December 31,2022.

13           Salaries and welfare charges

	June 30, 2023	December 31, 2022
Salaries	25,732	30,551
Accrued vacation and charges	113,526	107,801
Bonus	11,986	64,815
Withholding income tax	20,903	29,267
Payroll charges (social contributions)	14,333	15,168
Others	12,159	12,554
Total	198,639	260,156

27

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

14           Accounts payable for business combination acquired

June 30, 2023
	Former owners of Dextra	Former owners of Somo	Former owners of Box 1824	Former owners of Ntersol	Total
Retained amount	36,360	-	6,776	71,112	114,248
Earn-out	-	30,213	-	-	30,213
Escrow account	-	19,083	-	-	19,083
Other	-	2,095	974	755	3,824
Total	36,360	51,391	7,750	71,867	167,368

December 31, 2022
	Former owners of Dextra	Former owners of Somo	Former owners of Box 1824	Former owners of Ntersol	Total
Retained amount	34,183	-	9,165	76,084	119,432
Earn-out	-	61,529	-	-	61,529
Escrow account	-	20,091	-	-	20,091
Other	-	2,148	974	775	3,897
Total	34,183	83,768	10,139	76,859	204,949

	June 30, 2023	December 31, 2022
Current	40,583	71,650
Non-current	126,785	133,299
Total	167,368	204,949

The change in accounts payable for business combination is disclosed in the reconciliation of change in liabilities to cash flows in note 12.

15           Provisions

The Group is involved in tax and labor lawsuits that were considered probable losses and are provisioned according to the table below:

	Tax	Labor	Total
Balance as of January 1, 2022	131	502	633
Provisions	76	582	658
Obligations assumed in a business combination(i)	-	13,583	13,583
Reversal	(3)	(270)	(273)
Payments	-	(15)	(15)
Balance as of June 30, 2022	204	14,382	14,586
Balance as of December 31, 2022	205	12,142	12,347
Provisions	-	18	18
Reversal	(205)	(81)	(286)
Balance as of June 30, 2023	-	12,079	12,079

(i)	In relation to the business combination with Box 1824, the Group has also assumed an amount of R$ 11,343 (R$ 13,583 on the acquisition date) related to labor contingencies liability.

28

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

The main labor lawsuits referred to above refer to the compliance with minimum quota of employees with disabilities and lack of control over working hours.

Additionally, the Group is a party to civil, labor and tax lawsuits, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 10,265 as of June 30, 2023 (R$ 10,563 as of December 31, 2022).

Judicial deposits

As of June 30, 2023, the Group’s judicial deposits totaled R$ 9,995 (R$ 9,819 as of December 31, 2022), recognized in the statement of financial position, in non-current assets. Of this amount, R$ 9,723 (R$ 9,405 as of December 31, 2022) refer to tax lawsuits and R$ 272 (R$ 415 as of December 31, 2022) refer to labor lawsuits.

16           Employee benefits

The Group provides its employees with benefits that include medical care, dental care and life insurance during their employment. These benefits are paid by the Group and according to the category of health plans elected, with a consideration paid by the employee.

Additionally, the Group offers its employees the option to participate in a private pension plan to which voluntary contributions are made. For CI&T Inc. (“CI&T US”), CI&T UK Limited (“CI&T UK”) and CI&T Software Inc. (“CI&T Canada”), the subsidiaries contribute with the same amount as the participants up to 4% of the employee salary. In both scenarios there is no consideration to be paid by the subsidiaries, as there are no post-employment obligations. The nature of the plan allows employees to suspend or discontinue their contributions at any time and allows the Management to transfer the portfolio to another administrator.

The Group does not have additional post-employment obligations and none other long-term benefits, such as time-of-service leave, lifetime health plan and other time-service benefits.

17           Stock-based compensation

Modification Second Plan 2022

The Company's management decided to modify the exercise price value of the shares granted to $4.10 in the second plan (2022) for all subsidiaries in order to promote the exercise of the shares. In counterpart to modifying the Exercise Price and in order to reduce the Plan's dilution potential in relation to the Company's current shareholders, it was agreed to reduce the number of Options granted to the CI&T Brazil’s participants by 15% (fifteen percent).

The Company remeasured the fair value of the stock options granted on the date of the plan migration.  The remeasurement to fair value of the stock options granted resulted in an adjustment of R$ 3,690.

29

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

a.           Outstanding share options and RSUs

The following shows the rollforward of the share options and RSUs for the period ended at June 30, 2023:

Grant date	Exercise price	Number of granted options/RSUs	(-) Canceled	(-) Exercised	Number of outstanding on 06/30/2023	Number of vested on 06/30/2023
Equity-settled
Stock options plan (SOP)
2020	9.58	3,940,478	(78,360)	(994,973)	2,867,145	1,320,059
2021	19.84	854,436	(19,900)	(92,735)	741,801	230,257
2022	4.10	440,434			440,434	88,087
2023	4.10- 4.27	44,365	-	-	44,365	1,698
		5.279.713	(98.260)	(1.087.708)	4.093.745	1.640.101
Incentive stock options (ISO)
2022	15.88	93,896	-	-	93,896	18,779
		93,896	-	-	93,896	18,779
Restricted stock units (RSU)
2022	N/A	1,449,277		(8,447)	1,440,830	-
2023	N/A	154,950	-	-	154,950	-
		1,604,227	-	(8,447)	1,595,780	-

Cash-settled

Grant date	Exercise price		Number of granted options/RSUs	(-) Canceled	(-) Exercised	Number of outstanding on 06/30/2023	Number of vested on 06/30/2023	Fair value at remeasured date June 30, 2023	Liabilities carrying amount as of 'June 30, 2023
Stock options plan (SOP)
2020	R$	9.58	69,774	-	(1,774)	68,000	39,219	4.88	967
2021	R$	19.84	12,130	-	(909)	11,221	2,731	1.85	57
2022	US$	4.10	13,101	-	-	13,101	2,620	0.42	95
			95,005	-	(2,683)	92,322	44,570

b.           Expenses recognized in profit or loss

	June 30, 2023	June 30, 2022
Plan in force:
Equity settled – SOP	4,950	610
Equity settled – RSU	9,308	-
Equity settled – ISO	61	-
Cash settled	410	459
Shares granted to executives’ officers	384	64
Expenses recognized in profit or loss (note 20)	15,113	1,133
RSUs issued during the year	-	-
Total	15,113	1,133
(-) Effect of cash settled	(410)	(459)
Effect of movements in exchange rates	(542)	-
Total shareholders’ equity	14,161	674

30

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

18           Equity

a.            Share capital

	June 30, 2023	December 31, 2022
Number of ordinary nominative shares	133,861,331	133,814,311
Par value	0.00027	0.00027
Share capital	37	37

As of June 30, 2023 the total issued share capital of R$ 37 (R$ 37 as of December 31, 2022) is divided into 133,861,331 common shares, of which 640,148 were repurchased by the Company (see note 18.c) (133,814,311 as of December 31, 2022).

Those common shares are divided into 20,050,199 Class A common shares and 113,811,132 Class B common shares.

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holders of Class B common shares are entitled to ten votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued, however that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.

b.            Share premium

After the Company has completed its initial public offering in November 2021, the share premium referred to the difference between the subscription price (US$ 15.00 per share) that the shareholders paid for the shares and their nominal value (US$ 0.00005 per share), as a total amount of R$ 915,947 (US$ 166,666).

In connection with the business combinations occurred in 2022, the share premium increased by R$ 14,037 from shares issued as part of the payment for the Somo acquisition in January 2022 and R$ 16,189 from shares issued as part of the payment for the Transpire acquisition in September 2022. As of June 30, 2023 and December 31, 2022, the total amount of share premium is R$ 946,173.

c.            Treasury share reserve

On May 17, 2023, the Board of Directors approved a share repurchase program, pursuant to which the Company may repurchase up to 1.5 million of its outstanding class A common shares. As of 30 June 2023, the Group held 640,148 (R$ 18,476) of the Company’s shares. The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group.

d.            Capital reserve

Stock-based compensation

The Group stock-based compensation plans in place were accounted as Capital reserve (see note 17).

19            Net revenue

The Group generates revenue primarily through the provision of services described in the table below, which is summarized by nature:

	Six month ended June 30, 2023	Three month ended June 30, 2023	Six month ended June 30, 2022	Three month ended June 30, 2022
Software development revenue	1,124,217	543,340	975,793	505,132
Software maintenance revenue	32,815	15,796	26,957	13,577
Consulting revenue	20,736	10,137	10,198	5,025
Revenue from software license agent	1,259	533	525	275
Other revenue	2,797	2,026	3,414	1,006
Total net revenue	1,181,824	571,832	1,016,887	525,015

31

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

The following table sets forth the net revenue by industry vertical for the periods indicated:

.	Six month ended June 30, 2023	Three month ended June 30, 2023	Six month ended June 30, 2022	Three month ended June 30, 2022
By Industry Vertical
Financial services	333,814	159,031	317,987	161,662
Consumer goods	238,149	121,993	224,019	119,650
Technology and telecommunications	229,187	104,127	137,951	69,895
Retail and industrial goods	143,913	68,099	148,389	75,167
Life sciences	127,668	64,387	130,728	67,835
Others	109,093	54,195	57,813	30,806
Total net revenue	1,181,824	571,832	1,016,887	525,015

The table below summarizes net revenues by geographic region:

.	Six month ended June 30, 2023	Three month ended June 30, 2023	Six month ended June 30, 2022	Three month ended June 30, 2022
North America	539,344	256,880	423,244	219,304
Europe	113,600	58,951	85,749	48,160
LATAM (Latin America)	468,674	228,058	477,280	242,574
APJ (Asia, Pacific and Japan)	60,206	27,943	30,614	14,977
Total (Note 19)	1,181,824	571,832	1,016,887	525,015

Net revenues by geographic area were determined based on the country where the sale was made. The net revenue from a single customer represents 11% of the Company’s total net revenues as of June 30, 2023 (16% as of June 30, 2022).

Revenue by client concentration

The following table sets forth net revenue contributed by the top client, and top ten clients for the periods indicated:

.	Six month ended June 30, 2023	Three month ended June 30, 2023	Six month ended June 30, 2022	Three month ended June 30, 2022
Top client	129,370	61,736	162,608	86,777
Top 10 clients	504,416	243,714	528,927	275,596

Performance obligations and revenue recognition policies

The revenue is measure based on the consideration specified in the contract with the client. The Group recognizes revenue when it transfers control over the product or service to the customer.

32

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

The table below provides information on the nature and timing of performance obligations in contracts with customers, including the revenue recognition policies listed in the main types of services:

Type of service	Nature and timing of performance obligations	Revenue recognition in accordance with IFRS 15
Services provision: - software development; - software maintenance; - consultancy.

The Group has determined that the customer controls all work in progress as the services are provided. This is because, according to these contracts, services are provided according to the client’s specifications and, if a contract is terminated by the client, the Group will be entitled to reimbursement of the costs incurred to date, including a reasonable margin.

Invoices are issued in accordance with contractual terms and are usually paid on average in 63 days as of June 30, 2023. Unbilled amounts are presented as contract assets.

The associated revenue and costs are recognized over time. The progress of the performance obligation is measured based on the hours incurred.
Software License Agency

The Group acts as an agent in software license agreements between the developer and the customer.

Invoices (related to agency fees) are issued in accordance with the contractual terms and are generally paid on average within 63 days.

Revenue related to fees as agent is recognized when contracts are entered into.

Contract assets

Contract assets relate mainly to the Group’s rights to consideration for services performed, for which control has been transferred to the client, but not invoiced on the reporting date. Contract assets are transferred to receivables when the Group issues an invoice to the client.

The balances from contract assets are shown and segregated in the consolidated statements of financial position as follows:

.	June 30, 2023	December 31, 2022
Contract assets – Reais denominated - Brazilian customers	123,091	94,613
Contract assets – Dollar denominated - US customers	69,583	104,836
Contract assets – from other customers	26,877	18,474
(-) Expected credit losses from contract assets	(1,160)	(673)
Total	218,391	217,250

The movement of expected credit losses of contract assets, is as follows:

Balance as of January 1, 2022	(913)
Reversal (provision)	(609)
Effect of movements in exchange rates	144
Balance as of June 30, 2022	(1,378)
Balance as of December 31, 2022	(673)
Reversal (provision)	(502)
Effect of movements in exchange rates	15
Balance as of June 30, 2023	(1,160)

33

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

20            Expenses by nature

Information on the nature of expenses recognized in the unaudited condensed consolidated interim statement of profit or loss is presented below:

	Six month ended June 30, 2023	Three month ended June 30, 2023	Six month ended June 30, 2022	Three month ended June 30, 2022
Employee expenses	(857,793)	(414,166)	(746,236)	(380,666)
Third-party services and other inputs	(68,390)	(32,106)	(51,323)	(27,259)
Depreciation and amortization	(48,109)	(23,056)	(43,596)	(24,205)
Insurance	(6,516)	(3,146)	(7,687)	(3,579)
Short-term leases	(3,393)	(1,630)	(3,335)	(1,617)
Travel expenses	(6,145)	(3,562)	(5,119)	(3,742)
Training	(1,855)	(879)	(2,929)	(1,652)
Stock-based compensation (note 17)	(15,112)	(9,719)	(1,133)	106
Expected credit losses	(1,737)	(132)	(710)	356
Consulting	(669)	(329)	(9,090)	(6,395)
Other post-acquisition expenses	(5,421)	(3,636)	(8,464)	(8,464)
Other costs and expenses	(4,990)	(1,852)	(14,468)	(6,350)
Total	(1,020,130)	(494,213)	(894,090)	(463,467)
Disclosed as:
Costs of services provided	(782,057)	(374,196)	(670,494)	(341,502)
Selling expenses	(91,838)	(46,284)	(75,091)	(39,962)
General and administrative expenses	(143,161)	(71,939)	(143,311)	(78,390)
Impairment loss on trade receivables and contract assets	(1,737)	(132)	(710)	356
Other expenses	(1,337)	(1,662)	(4,484)	(3,969)
Total	(1,020,130)	(494,213)	(894,090)	(463,467)

34

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

21            Net finance costs

.	Six month ended June 30, 2023	Three month ended June 30, 2023	Six month ended June 30, 2022	Three month ended June 30, 2022
Finance income:
Income from financial investments	4,578	1,539	3,555	2,170
Foreign-exchange gain	25,428	16,355	107,358	45,323
Gains on derivatives	18,470	9,868	10,865	5,063
Monetary variation gain	384	189	10	6
Other finance income	21	266	1,100	744
Total	48,881	28,217	122,888	53,306
Finance costs:
Foreign-exchange loss	(33,846)	(22,544)	(92,709)	(32,019)
Loss on derivatives	(4,548)	(489)	(10,670)	(9,865)
Interest and charges on loans and leases (note 12)	(45,008)	(21,665)	(37,055)	(18,918)
Monetary variation loss	(2,683)	(1,318)	(4,612)	(2,579)
Other finance costs	(1,247)	(683)	(12,087)	(7,458)
Total	(87,332)	(46,699)	(157,133)	(70,839)
Net finance costs	(38,451)	(18,482)	(34,245)	(17,533)

22            Income tax and social contribution

Income tax expenses are recognized at an amount determined by multiplying the profit (loss) before tax for interim reporting period based on the Management's best estimate of the weighted average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. Income tax expenses include current and deferred tax and social contribution on net profit.

The Group’s consolidated effective tax rate in respect of continuing operations for the six-month ended June 30, 2023 was 19% and for the six-month ended June 30, 2022 was 38%.

23            Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares. The calculation of diluted earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares, after adjustments for all potential diluted common shares.

	Six month ended June 30, 2023	Three month ended June 30, 2023	Six month ended June 30, 2022	Three month ended June 30, 2022
Numerator
Profit attributable to holders of common shares	100,222	47,839	55,222	25,999
Denominator
Weighted average number of basic shares held by shareholders	133,798,605	133,762,515	132,841,306	133,040,816
Earnings per share – basic	0.75	0.36	0.42	0.20

Numerator
Profit attributable to holders of common shares	100,222	47,839	55,222	25,999
Denominator
Weighted average number of diluted shares held by shareholders	138,089,304	138,053,214	132,841,306	133,040,816
Net earnings per share – diluted	0.73	0.35	0.42	0.20

35

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

Weighted average number of common shares

	Six month ended June 30, 2023	Three month ended June 30, 2023	Six month ended June 30, 2022	Three month ended June 30, 2022
Weighted average common shares (basic)	133,798,605	133,762,515	132,841,306	133,040,816
Effect of stock options when exercised	4,290,699	4,290,699	-	-
Weighted average number of common shares	138,089,304	138,053,214	132,841,306	133,040,816

24            Financial instruments and risk management

24.1            Financial instrument categories

The Group maintains operations with derivative and non-derivative financial instruments. These instruments are managed to assure liquidity and profitability. The control policy consists of monitoring the terms contracted against the terms and condition current in the market. The Company does not make investments of a speculative nature in derivatives or any other risk assets.

The estimated fair value of the Group's financial instruments considered the following methods and assumptions:

  Cash and cash equivalents and financial investment: recognized at cost plus income earned up to the closing date of the financial statements, which approximate their fair value.
  Trade receivables: arise directly from the Group's operations, classified at amortized cost, are recorded at their original values, adjusted based on the exchange rate changes, when applicable, and subject to an expected credit loss. Their carrying amount is a reasonable approximation of fair value.
  Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity.
  Derivative financial instruments: The financial instruments were valued by calculating the present value through the use of market curves that impact the specific instrument on the calculation dates. For this, future curves of CDI and US$ Libor 3M (that will be replaced for SOFR see details on topic 24.2 - a), exchange coupon, and currency quotation are used. For interest rate swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the interest rate of the currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value. For exchange forward swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the rate of currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value.
  Non-derivatives financial instruments: Based on the Group's risk management and considering the existing natural hedge on exchange rate variations, the Group designated hedge relationships between “highly probable future transactions” (hedged item) and non-derivative financial instruments (hedging instruments), and their exchange effects were recognized at the same time in the other comprehensive income. The exchange rate variations in proportions of cash flows from non-derivative financial instruments were designated as hedging instruments. At the inception of designated hedging relationships, the Group documented the risk management objective and strategy for undertaking the hedge. The Group also documented the economic relationship between the hedged item and the hedging instrument, including identification of: (i) the hedging instrument; (ii) the hedged item; (iii) the nature of the risk being hedged; and (iv) the assessment whether the hedging relationship meets the hedge effectiveness requirements.
36

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, segregated by category:

	June 30, 2023
	Amortized cost	Assets / liabilities measured at FVTPL (i)	Assets / liabilities measured at FVOCI(ii)	Total
Financial assets
Cash and cash equivalents	149,232	-	-	149,232
Financial investments	35,811	-	-	35,811
Trade receivables	467,731	-	-	467,731
Contract assets	218,391	-	-	218,391
Derivatives	-	15,024	-	15,024
Non-derivatives financial instruments	-	-	29,090	29,090
Other assets	32,159	-	-	32,159
	903,324	15,024	29,090	947,438

Financial liabilities
Suppliers and other payables	19,244	-	-	19,244
Loans and borrowings	863,354	-	-	863,354
Lease liabilities	52,262	-	-	52,262
Accounts payable for business combination	65,468	101,900	-	167,368
Non-derivatives financial instruments	-	-	31,288	31,288
Contract liabilities	12,981	-	-	12,981
Other liabilities	41,859	-	-	41,859
	1,055,168	101,900	31,288	1,188,356

37

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

	December 31, 2022
	Amortized cost	Assets / liabilities measured at FVTPL(i)	Assets / liabilities measured at FVOCI(ii)	Total
Financial assets
Cash and cash equivalents	185,727	-	-	185,727
Financial investments	96,299	-	-	96,299
Trade receivables	501,671	-	-	501,671
Contract assets	217,250	-	-	217,250
Derivatives	-	11,194	-	11,194
Non-derivatives financial instruments	-	-	19,637	19,637
Other assets	41,923	-	-	41,923
	1,042,870	11,194	19,637	1,073,701

Financial liabilities
Suppliers and other payables	33,376	-	-	33,376
Loans and borrowings	974,231	-	-	974,231
Lease liabilities	62,808	-	-	62,808
Accounts payable for business combination	68,561	136,388	-	204,949
Derivatives	-	4,109	-	4,109
Non-derivatives financial instruments	-	-	35,169	35,169
Contract liabilities	32,136	-	-	32,136
Other liabilities	51,031	-	-	51,031
	1,222,143	140,497	35,169	1,397,809

(i)	FVTPL: Fair value through profit or loss.
(ii)	FVOCI: Fair value through other comprehensive income.

38

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

24.2            Financial risk management

The Group’s operations are subject to the following risk factors:

a.            Market risks

The Group is exposed to market risks resulting from the normal course of its activities, such as inflation, interest rates and exchange rate changes.

Thus, the Group's operating results may be affected by changes in nationals economics policies, especially regarding short and long-term interest rates, inflation targets and exchange rate policy. Exposures to market risk are measured by sensitivity analysis.

Management of interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (lBORs) with alternative nearly risk-free rates (referred to as ‘lBOR reform’). In 2021, the Group undertook amendments to most financial instruments with contractual terms indexed to lBORs such that they incorporated new benchmark rates. As of June 30, 2023, the Group’s remaining lBOR exposure is indexed to US dollar LIBOR. The alternative reference rate for all US dollar LIBOR is the Secured Overnight Financing Rate (SOFR). The Group finished the process of implementing appropriate fallback clauses for all US dollar LIBOR indexed exposures in 2021. These clauses automatically switch the instruments from USD LIBOR to SOFR as and when USD LIBOR ceases. As announced by the Financial Conduct Authority (FCA) in early 2022, the panel bank submissions for US dollar LIBOR will cease in july-2023.

The risk Management monitors and manages the Group´s transition to alternative rates. The Management evaluates the extent to which contracts reference lBOR cash flows, whether such contracts will need to be amended as a result of lBOR reform and how to manage communication about lBOR reform with counterparties.

a.1            Foreign currency – Exchange rate changes risk

The Group is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Therefore, foreign exchange risk is inherent to the Group’s business model. The Group’s revenue is mainly denominated in foreign currency and, consequently, is exposed to exchange rate changes. The Group’s expenses, on the other hand, are mainly denominated in the Group’s functional currency (Brazilian Reais) and, consequently, are not exposed to exchange rate changes. The Group is exposed to exchange rate risk on its financial investments, suppliers and other payables, trade receivables, loans and borrowings, accounts payable for business combination, lease liabilities and derivatives. See below the total exposure to foreign currency:

	June 30, 2023			December 31, 2022
	US$	£	Other	US$	£	Other
Financial investments	35,587	225	-	96,299	-	-
Suppliers and other payables	(4,732)	(2,097)	(1,643)	(4,229)	(2,264)	(2,078)
Trade receivables	311,972	37,668	9,345	304,617	51,152	12,306
Loans and borrowings	(180,220)	-	-	(223,512)	-	-
Lease liabilities	(23,544)	(2,342)	(2,221)	(29,147)	(1,009)	(2,493)
Accounts payable for business combination	(71,867)	(51,392)	-	(76,859)	(83,768)	-
Derivatives	-	-	-	(4,109)	-	-
Net exposure	67,196	(17,938)	5,481	63,060	(35,889)	7,735

See note 24.2.a.3 the sensitivity analysis for exchange rate risk.

Cash flow hedge for the Group's future Revenues

Considering the natural hedge and the risk management strategy, the Group designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of profit or loss in the same periods in which they will occur.

39

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

The schedule of cash flow hedge involving the Company´s future exports as of June 30, 2023 is set below:

					Present value of hedging instrument notional value at June 30, 2023
Hedging Instrument	Hedged Transaction	Nature of the Risk	Maturity Date	USD	BRL
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency - Real vs U.S. Dollar Spot Rate	2023 to 2026
Citibank (i)			2026	27,000	130,118
Total amounts designated as of June 30, 2023				27,000	130,118

(i) Export credit note - NCE: Refers to financing to export software development services.

Changes in the fair value of US$ foreign exchange debt obligation (non-derivative financial instruments) designated as effective cash flow hedges have their effective component recorded in equity, other comprehensive income and the ineffective component recorded in statement of profit or loss, in finance income (expense). The amounts accumulated in equity are recognized in the statement of profit or loss in the years in which the hedged item affects the result, the effects of which are appropriated to the result, in order to minimize the variations in the hedged item.

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable exports” of each month and the proportions of cash flows from foreign exchange debt obligation made abroad, used in each relationship and individual hedge, have the same face value in US dollars.

The exposure of the Group's future exports revenues in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars debt (asset position) to the same type of risk.

Hedge Accounting Effects

The movement of exchange variation accumulated in other comprehensive income as of June 30, 2023 and December 31, 2022, resulting from completed and expected exports are set out below:

Exchange variation
Balance as of January 1, 2022	-
Recognized in Other comprehensive income	(24,019)
Reclassified to the statements of profit or loss - occurred exports	-
Balance as of June 30, 2022	(24,019)
Balance as of January 1, 2023	(15,532)
Recognized in Other comprehensive income	13,981
Reclassified to the statements of profit or loss - occurred exports	1,796
Reclassified to the statements of profit or loss - ineffective portion	(2,443)
Balance as of June 30, 2023	(2,198)

As of June 30, 2023, the annual expectation of realization of the exchange rate variation balance accumulated in equity is R$ 366.

40

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

a.2            Interest rate risk

Derives from the possibility of the Group incurring gains or losses resulting from changes in interest rates applicable to its financial assets and liabilities. The Group may also enter into derivative contracts in order to mitigate this risk. See note 24.2.a.3 the sensitivity analysis for interest rate risk.

a.3            Sensitivity analysis of non-derivative financial instruments

Exchange rate fluctuation and changes in interest rates may positively or adversely affect the financial statements.

The Group mitigates its risks relating to non-derivative financial assets and liabilities substantially through the contracting of derivative financial instruments. Accordingly, the Group identified the main risk factors that may generate losses for its operations with derivative financial instruments and this sensitivity analysis is based on three scenarios containing appreciation and depreciation that may impact the Group’s future results and cash flows, as described below:

(I)	Probable scenario: The Group’s projections, based on internal and external data, considered the highest projection expected by the Company for the next 12 months: (i) the interest rate index in order to analyze the sensitivity of the index in short-term investments and loans and borrowings was 13.05% for CDI, 5.34% for Libor (only applicable for some loans and borrowings) and 5.04% for SOFR; (ii) the exchange rate of R$ 5.01 for US$ and R$ 6.21 for £, related to the closing rate projected by the Company, for the purposes of analyzing the foreign exchange exposure. Based on these factors, variations in the adverse and remote scenarios were calculated.
(II)	Adverse scenario: considered a variation of 25% in the main risk factor of each transaction.
(III)	Remote scenario: considered a variation of 50% in the main risk factor of each transaction.

For each scenario, the gross finance income or finance costs were calculated, excluding taxes and the maturity flow of each agreement. The base date considered was June 30, 2023, projecting the indexes for one year and verifying their sensitivity in each scenario.

Sensitivity analysis for exchange rate risk

	Risk	Exposure in US$	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Exchange variation in the year	Foreign currency appreciation – USD	4.8192	5.0055	6.2569	7.5083
Financial investments		7,384	1,374	10,614	19,854
Trade receivables		64,735	12,059	93,068	174,078
Suppliers and other payables		(982)	(183)	(1,412)	(2,641)
Loans and borrowings		(36,940)	(6,881)	(53,108)	(99,335)
Derivatives		(456)	(85)	(656)	(1,226)
Lease liabilities		(4,885)	(908)	(7,021)	(13,134)
Accounts payable for business combination		(14,913)	(2,780)	(21,442)	(40,104)
Net effect			2,596	20,043	37,492

41

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

	Risk	Exposure in US$	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Exchange variation in the year	Foreign currency depreciation - USD	4.8192	5.0055	3.7541	2.5028
Financial investments		7,384	1,374	(7,867)	(17,106)
Trade receivables		64,735	12,059	(68,950)	(149,953)
Suppliers and other payables		(982)	(183)	1,045	2,274
Loans and borrowings		(36,940)	(6,881)	39,346	85,569
Derivatives		(456)	(85)	486	1,056
Lease liabilities		(4,885)	(908)	5,205	11,318
Accounts payable for business combination		(14,913)	(2,780)	15,882	34,543
Net effect			2,596	(14,853)	(32,299)

	Risk	Exposure in £	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Exchange variation in the year	Foreign currency appreciation – GBP	6.1262	6.2069	7.7586	9.3104
Financial investments		37	5	62	119
Trade receivables		6,149	498	10,040	19,582
Suppliers and other payables		(342)	(26)	(556)	(1,087)
Lease liabilities		(382)	(29)	(622)	(1,215)
Accounts payable for business combination		(8,389)	(678)	(13,695)	(26,713)
Net effect			(230)	(4,771)	(9,314)

	Risk	Exposure in £	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Exchange variation in the year	Foreign currency depreciation - GBP	6.1262	6.2069	4.6552	3.1035
Financial investments		37	5	(53)	(110)
Trade receivables		6,149	498	(9,043)	(18,585)
Suppliers and other payables		(342)	(26)	505	1,036
Lease liabilities		(382)	(29)	564	1,156
Accounts payable for business combination		(8,389)	(678)	12,340	25,357
Net effect			(230)	4,313	8,854

42

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

Sensitivity analysis for interest rate risk

	Risk	Exposure in R$	Period rates	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Short-term financial investments	Interest rate increase - CDI	57,831	13.65%	12.54%	15.68%	18.81%
				(642)	1,174	2,984
Loans and borrowings	Interest rate increase - CDI	(270,021)	13.65%	12.54%	15.68%	18.81%
				2,997	(5,481)	(13,933)
Accounts payable for business combination	Interest rate increase - CDI	(43,136)	13.65%	12.54%	15.68%	18.81%
				479	(876)	(2,226)
Loans and borrowings	Interest rate increase - SOFR	(449,586)	5.14%	5.04%	6.30%	7.56%
				450	(5,215)	(10,880)
Derivatives (interest rate swap)	Interest rate increase - SOFR	129,881	5.14%	5.04%	6.30%	7.56%
				(130)	1,507	3,143
Net effect				3,154	(8,891)	(20,912)

	Risk	Exposure in R$	Period rates	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Short-term financial investments	Interest rate decrease - CDI	57,831	13.65%	12.54%	9.41%	6.27%
				(642)	(2,452)	(4,268)
Loans and borrowings	Interest rate decrease - CDI	(270,021)	13.65%	12.54%	9.41%	6.27%
				2,997	11,449	19,928
Accounts payable for business combination	Interest rate decrease - CDI	(43,136)	13.65%	12.54%	9.41%	6.27%
				479	1,829	3,183
Loans and borrowings	Interest rate decrease - SOFR	(449,586)	5.14%	5.04%	3.78%	2.52%
				450	6,114	11,779
Derivatives (interest rate swap)	Interest rate decrease - SOFR	129,881	5.14%	5.04%	3.78%	2.52%
				(130)	(1,766)	(3,403)
Net effect				3,154	15,174	27,219

43

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

b.            Credit Risk

Credit risk refers to the risk that a counterparty will not comply with its contractual obligations, causing the Group to incur financial losses. Credit risk is the risk of a counterparty in a business transaction not complying with an obligation provided by a financial instrument or an agreement with a client, which would cause financial loss. To mitigate these risks, the Group analyzes the financial and equity condition of its counterparties, as well as the definition of credit limits and permanent monitoring of outstanding positions.

The Group applies the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

The Group held cash and cash equivalents of R$ 149,232 on June 30, 2023 (R$ 185,727 as of December 31, 2022) and financial investments of R$ 35,811 on June 30, 2023 (R$ 96,299 as of December 31, 2022). The cash and cash equivalents and financial investments are held with bank and financial institution counterparties, which are rated BB- to A+, based on Standard & Poor’s ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	June 30, 2023	December 31, 2022
Hedge financial instruments – SWAP	15,024	11,194
Cash and cash equivalents	149,232	185,727
Financial investments	35,811	96,299
Trade receivables	467,731	501,671
Contract assets	218,391	217,250
Other receivables (current and non-current)	32,159	41,923
	918,348	1,054,064

44

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

As of June 30, 2023, the exposure to credit risk for trade receivables, contract assets and other receivables by geographic region was as follows:

.	June 30, 2023	December 31, 2022
United States of America	393,186	426,166
Europe	85,601	73,460
LATAM (Latin America)	246,063	246,270
APJ (Asia, Pacific and Japan)	11,453	14,948
Total	736,303	760,844

c.            Liquidity risk

The Group monitors liquidity risk by managing its cash resources and financial investments.

Liquidity risk is also managed by the Group through its cash flow projection, which aims to ensure the availability of funds to meet the Group’s both operational and financial obligations.

The Group also maintains approved credit limits with several financial institutions in order to adequate any level of liquidity arising from business demands, either in the short, medium or long term.

The maturities of the long-term installments of the loans are described in note 12.

The following are the remaining contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

	June 30, 2023
	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Trade payables	19,244	19,244	19,244	-	-	-
Loans and borrowings	863,354	1,025,378	171,102	79,305	257,688	517,283
Lease liabilities	52,262	58,389	12,491	10,861	14,253	20,784
Accounts payable for business combination	167,368	185,733	37,655	3,791	108,879	35,408
Contract liabilities	12,981	12,981	12,981	-	-	-
Other payables (current and non-current)	41,859	41,859	41,859	-	-	-
Derivatives	-	-	-	-	-	-
Non-derivatives financial instruments	31,288	31,288	31,288	-	-	-
	1,188,356	1,374,872	326,620	93,957	380,820	573,475

	December 31, 2022
	Carrying amount	Cash contractual cash flow	6 months or less	6- 12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Trade payables	33,376	33,376	33,376	-	-	-
Loans and borrowings	974,231	1,176,743	146,564	107,207	273,298	649,674
Lease liabilities	62,808	70,837	13,903	11,480	17,981	27,473
Accounts payable for business combination	204,949	229,547	64,888	7,484	95,858	61,317
Contract liabilities	32,136	32,136	32,136	-	-	-
Other payables (current and non-current)	51,031	51,031	51,031	-	-	-
Derivatives	4,109	4,109	4,109	-	-	-
Non-derivatives financial instruments	35,169	35,169	35,169	-	-	-
	1,397,809	1,632,948	381,176	126,171	387,137	738,464

45

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

24.3             Derivative financial instruments

The Group held derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

The Group entered into an interest rate swap transaction with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note – NCE with Citibank.

In May 2022, the Group entered a swap operation exchanging the CDI based rate to a US$ prefixed rate, related to a portion of an Export Credit Note - NCE with Bradesco.

The interest rate profile of the Group’s interest-bearing financial instruments, as reported to the Group’s Management, is as follows:

	June 30, 2023
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-months LIBOR	3.07%	9,584
07/07/2026	-	100,000	CDI	Foreign Exchange + 4.90%	5,440
					15,024

	December 31, 2022
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-months LIBOR	3.07%	11,194
07/07/2026	-	100,000	CDI	Foreign Exchange + 4.90%	(4,109)
					7,085

24.4            Classification of financial instruments by type of measurement of fair value

The Group has financial instruments measured at fair value, which are qualified as defined below:

	Carrying Amount		Fair value
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Level 2
Derivatives:
Interest rate swap	15,024	7,085	15,024	7,085
Total	15,024	7,085	15,024	7,085
Non-derivatives:
Lease liabilities	(52,262)	(62,808)	(52,262)	(62,808)
Loans and borrowings	(863,354)	(974,231)	(863,354)	(974,231)
Accounts payable for business combination	(167,368)	(204,949)	(167,368)	(204,949)
Total	(1,082,984)	(1,241,988)	(1,082,984)	(1,241,988)
Total	(1,067,960)	(1,234,903)	(1,067,960)	(1,234,903)

Cash and cash equivalents, financial investments, trade receivables, and suppliers and other payables were not included in the table above. The Group understands that these financial instruments have no classification, as the carrying amount of these items is a reasonable approximation of fair value.

46

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2023

25            Related parties

Transactions with key management personnel

The Group paid R$ 6,831 as of June 30, 2023 (R$ 6,788 as of June 30, 2022) as direct compensation to key management personnel. These amounts correspond to the executive board compensation, related social charges and short-term benefits and are recorded under line “General and administrative expenses”.

The executive officers also participate in the Group's stock-based compensation program (see note 17). For the period ended on June 30, 2023, R$ 82 (R$ 10 on June 30, 2022) were recognized in the statement of profit or loss.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members, in addition to those defined by the Brazilian labor legislation in force.

26            Operating segments

Operating segments are defined based on business activities that reflect how CODM - Chief Operating Decision Maker reviews financial information for decision.

The Group's CODM is the Group's Board of Director. The CODM is in charge of the operational decisions of resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2023

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer